EXHIBIT 8.1

EXHIBIT 8.1

SUBSIDIARIES* OF THE REGISTRANT

We conduct substantially all of our operations through the following subsidiaries and variable interest entities in China:

•	Techfaith Wireless Communication Technology (Beijing) Limited, a PRC company;

•	One Net Entertainment Limited, a PRC company;

•	Beijing Techfaith Interactive Internet Technology Limited, a PRC company (variable interest entity);

•	Techfaith Wireless Communication Technology (Shanghai) Limited, a PRC company;

•	Techfaith Intelligent Handset Technology (Beijing) Limited, a PRC company;

•	Techfaith Wireless Communication Technology (Hangzhou) Limited, a PRC company;

•	Techfaith Intelligent Handset Technology (Hong Kong) Limited, a Hong Kong company;

•	QIGI&BODEE Technology (Beijing) Co., Ltd., or QIGI Technology, a PRC company (variable interest entity);

•	Glomate Mobile (Beijing) Co., Ltd., a PRC company.

*	Insignificant subsidiaries are omitted.